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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33862

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2009__ AND ENDING __12/31/2009__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rodman & Renshaw LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__1251 Avenue of the Americas__
(No. and Street)

New York	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__David J. Horin__   212.356.0545
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__KPMG LLP__
(Name – if individual, state last, first, middle name)

345 Park Avenue	New York	New York	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, David J. Horin _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rodman & Renshaw LLC _____, as of December 31 _____, 20 09 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

SHERRY DIDIA
NOTARY PUBLIC, State of New York
No. 02DI6112139
Qualified in Nassau County
Certificate Filed in New York County
Commission Expires Nov. 12, 2012

_____
Notary Public

_____
Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RODMAN & RENSHAW, LLC AND SUBSIDIARY
(A Wholly-Owned Subsidiary of Rodman & Renshaw Capital Group, Inc.)

Table of Contents



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
Rodman & Renshaw, LLC and Subsidiary:

We have audited the accompanying consolidated statement of financial condition of Rodman & Renshaw, LLC and Subsidiary (the Company), a wholly owned subsidiary of Rodman & Renshaw Capital Group, Inc., as of December 31, 2009, and the related consolidated statements of income, changes in member's equity and cash flows for the year then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2009 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rodman & Renshaw, LLC and Subsidiary as of December 31, 2009, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 16 through 18 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 24, 2010

RODMAN & RENSHAW, LLC AND SUBSIDIARY
(A Wholly-Owned Subsidiary of Rodman & Renshaw Capital Group, Inc.)
Consolidated Statement of Financial Condition
December 31, 2009

Dollars in Thousands

Assets

Cash and cash equivalents	$ 11,982
Financial instruments owned, at fair value	26,307
Private placement and other fees receivable	4,798
Due from clearing broker	5,735
Prepaid expenses	624
Property and equipment, net	2,568
Due from RRCG	9,595
Other assets	3,125
Goodwill and intangible assets	1,961
Total Assets	**$ 66,695**

Liabilities and Member's Equity
Liabilities

Accrued compensation payable	$ 6,735
Accounts payable and accrued expenses	5,987
Financial instruments sold, not yet purchased, at fair value	304
Total Liabilities	**13,026**

Commitments and contingencies (See note 8)

Member's Equity	**53,669**
Total Liabilities and Member's Equity	**$ 66,695**

The accompanying notes are an integral part of these consolidated financial statements.

RODMAN & RENSHAW, LLC AND SUBSIDIARY
(A Wholly-Owned Subsidiary of Rodman & Renshaw Capital Group, Inc.)
Consolidated Statement of Income for the Year Ended December 31, 2009

Dollars in Thousands

Revenues:

Investment banking	$	88,018
Principal transactions		(84)
Commissions		4,423
Conference fees		1,598
Interest and other income		216
Total revenues		94,171

Operating expenses:

Compensation and benefits	53,340
Conference expenses	3,379
Professional and consulting expenses	6,852
Business development	2,097
Occupancy and equipment rentals	2,995
Communication and market research	2,613
Depreciation and amortization	1,087
Impairment of goodwill	1,327
Amortization of other intangible assets	358
Other	4,035
Total operating expenses	78,083

Income before income taxes		16,088
Income tax benefit		182
Net income	$	16,270

The accompanying notes are an integral part of these consolidated financial statements.

Dollars in Thousands

Member's Equity, December 31, 2008	$	29,782
Stock based compensation		5,799
Contributions from Parent		1,818
Net income		16,270
Member's Equity, December 31, 2009	$	53,669

The accompanying notes are an integral part of these consolidated financial statements.

RODMAN & RENSHAW, LLC AND SUBSIDIARY
(A Wholly-Owned Subsidiary of Rodman & Renshaw Capital Group, Inc.)
Consolidated Statement of Cash Flows for the Year Ended December 31, 2009

Dollars in Thousands

Cash flows from operating activities:	
Net income	$ 16,270
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	1,446
Impairment of goodwill	1,327
Stock based compensation	5,799
Forgivable loan amortization	1,898
Changes in operating assets and liabilities:	
Financial instruments owned, at fair value	(18,029)
Private placement and other fees receivable	(2,977)
Due from clearing broker	(4,742)
Prepaid expenses	(378)
Other assets	(2,511)
Due from Parent	(5,449)
Financial instruments sold not yet purchased, at fair value	242
Accrued compensation payable	2,503
Accounts payable and accrued expenses	851
Net cash used in operating activities	(3,750)
Cash flows from investing activities:	
Purchases of property and equipment	(2,291)
Net cash used in investing activities	(2,291)
Cash flows from financing activities:	
Contributions from Parent	1,818
Net cash provided by financing activities	1,818
Net increase in cash and cash equivalents	(4,223)
Cash and cash equivalents – beginning of year	16,205
Cash and cash equivalents – end of year	$ 11,982

The accompanying notes are an integral part of these consolidated financial statements.

(1) Organization and Nature of Operations

The accompanying consolidated financial statements include the accounts of Rodman & Renshaw, LLC (the "Company") and its wholly-owned subsidiary RRIC, LLC. Rodman & Renshaw, LLC is a wholly-owned and principal operating subsidiary of Rodman & Renshaw Holding, LLC ("Parent") which is a wholly-owned subsidiary of Rodman & Renshaw Capital Group, Inc. ("RRCG"). RRCG is a Delaware holding company which, through its various subsidiaries is engaged in the investment banking business.

The Company is engaged in the business of a broker and dealer as those terms are defined in the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is registered with the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company is a full-service investment banking firm specializing in corporate finance and investment banking services to corporations and businesses, the trading and sale of primarily equity securities, as well as proprietary trading for its own account. The Company is committed to fostering the long-term success of emerging growth companies through capital raising, strategic advice, research, and the development of institutional support. The Company is an introducing broker and clears all transactions through a clearing organization on a fully disclosed basis. Accordingly, the Company is exempt from rule 15c3-3 of the Exchange Act.

In June 2008, RRCG consummated the acquisition of all the operating assets of COSCO Capital Management LLC, COSCO Capital Texas LP and Private Energy Securities, Inc. (collectively, "COSCO"), related companies that provide investment banking services to the oil and gas sectors, principally in the United States and Canada.

All assets and liabilities of COSCO were merged into the Company as of December 31, 2008.

In March 2008, RRCG acquired Miller Mathis & Co., LLC ("Miller Mathis"), an independent mergers and acquisition advisor to the global steel industry.

In May 2008, RRCG formed the Global Capital Markets ("GCM") Group to broaden and deepen the Company's capabilities to structure, lead and place offerings in the public capital markets.

(2) Summary of Significant Accounting Policies

(a) Fair Value of Financial Instruments

Fair value generally is based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing models. Among the factors considered in determining the fair value of financial instruments are discount margins, weighted average spreads, discounted anticipated cash flows, the terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, as well as other measurements. Certain financial instruments have bid and ask prices that can be observed in the marketplace. For financial instruments whose inputs are based on bid-ask prices, mid-market pricing is applied and adjusted to the point within the bid-ask range that meets the Company's best estimate of fair value. For offsetting positions in the same financial instrument, the same price within the bid-ask spread is used to measure both the long and short positions.

The valuation process for financial instruments may include the use of valuation models and other techniques. Adjustments to valuations derived from valuation models may be made when, in management's judgment, either the size of the position in the financial instrument in a non-active market or other features of the financial instrument such as its complexity, or the market in which the financial instrument is traded require that an adjustment be made to the value derived from the models. An adjustment may be made if a financial instrument is subject to sales restrictions that would result in a price less than the quoted market price. Adjustments from the price derived from a valuation model reflect management's judgment that other participants in the market for the financial instrument being measured at fair value would also consider in valuing that same financial instrument and are adjusted for assumptions about risk uncertainties and market conditions. Results from valuation models and valuation techniques in one period may not be indicative of future period fair value measurements.

Financial instruments owned and financial instruments sold, not yet purchased are stated at fair value, with related changes in unrealized appreciation or depreciation reflected in principal transactions, net in the accompanying Consolidated Statements of Income. Equity interests in certain private equity securities are reflected in the Consolidated Financial Statements at fair value, which is often represented at initial cost until significant transactions or developments indicate that a change in the carrying value of the securities is appropriate. This represents the Company's best estimate of exit price. Generally, the carrying values of these securities will be increased or decreased based on company performance in those instances where market values are readily ascertainable by reference to substantial transactions occurring in the marketplace or quoted market prices.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company utilizes assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable firm inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial instrument assets and liabilities carried at fair value have been classified and disclosed in one of the following three categories:

Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as listed equities.

Level 2 includes those financial instruments that are valued using models or other valuation methodologies calibrated to observable market inputs. These models are primarily industry-standard models that consider various assumptions, including discount margins, credit spreads, discounted anticipated cash flows, the terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, time value, yield curve, default rates, as well as other measurements. In order to be classified as Level 2, substantially all of these assumptions would need to be observable in the marketplace or able to be derived from observable data or supported by observable levels at which transactions are executed in the marketplace.

Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are unobservable from objective sources. Included in this category are warrants and convertible notes received in conjunction with the Company's investment banking activities, and private equity securities.

RODMAN & RENSHAW, LLC AND SUBSIDIARY
(A Wholly-Owned Subsidiary of Rodman & Renshaw Capital Group, Inc.)
Notes to Consolidated Financial Statements

(b) Value of Underwriter and Placement Agent Warrants

As a part of the Company's compensation for its activities as underwriter or placement agent, it may receive warrants exercisable to purchase securities similar to those that are offered and sold in the financing transaction. The Company values such warrants using the Black-Scholes Option Pricing Model ("Black-Scholes"). The model requires management to use five inputs: price, risk-free interest rate, exercise price, time remaining on the warrant and price volatility. When the Company initially receives a new warrant in connection with, or prior to an initial public offering, its calculated volatility factor is based on the volatility of an index of comparable companies, since there is no price history for new publicly traded or private companies. As each warrant approaches its expiration date, its volatility factor is derived primarily from the historical prices of its underlying common stock. Management cannot assure that it ultimately will be able to liquidate any of the Company's warrants in a way that will realize the value attributed to the warrants in the financial statements through the application of Black-Scholes.

The fair value of warrants is recorded in financial instruments owned, at fair value on the Company's Consolidated Statements of Financial Condition. When a new warrant is received, its fair value is included in investment banking revenue on the date on which it is earned. Subsequently, any change in fair value is recorded as principal transactions. When a warrant is exercised, the fair value is adjusted to reflect the value of the securities purchased, net of the exercise price, and the adjustment amount is recorded as income or loss for the relevant period. If a warrant expires unexercised, the fair value is adjusted to zero and the decrease is recorded as a loss in the relevant period.

(c) Revenue Recognition Policy

Investment Banking. Underwriting and placement agent revenues and fees from mergers and acquisitions and other financial advisory assignments are recognized in the Consolidated Statement of Income when the services related to the underlying transaction are completed under the terms of the engagement. Expenses associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded. Underwriting and placement agent revenues are presented net of related expenses.

When the Company receives warrants as a component of its compensation for investment banking services, revenue is recognized based on the fair value of those instruments. Revenue from the receipt of warrants is recognized on the date the warrants are received based on the estimated fair value of the securities received as estimated using Black-Scholes, which takes into account the exercise price, remaining life of the warrant, the current price and expected volatility of the underlying stock, expected dividends on the stock and the risk-free interest rate for the remaining term of the warrant. The following provides details of the Company's investment banking revenue for the year ended December 31, 2009 (in thousands of dollars):

Private placement – cash fees	$ 47,140
Private placement – warrant and note fees	24,184
Advisory – cash fees	5,560
Underwriting – cash fees	11,134
Total investment banking revenue	$ 88,018

Principal Transactions. Financial instruments owned and financial instruments sold, but not yet purchased (all of which are recorded on a trade-date basis) are carried at fair value with gains and losses reflected in principal transactions on a trade date basis.

Commissions. The Company's sales and trading business generates revenue from equity securities trading commissions paid by customers. Commissions are recognized on a trade date basis.

Conference Fees. The Company receives conference deposits from presenters, which are recorded as a liability and then recognized as revenue when the conference is conducted. The Company also makes advance payments for conference facilities, entertainment and related costs, which are recorded as prepaid expenses and then recognized as expenses when the conference is conducted.

8

(d) Principles of Consolidation

The Company's policy is to consolidate all entities in which it owns more than 50% of the outstanding voting stock and has control. In addition, the Company consolidates entities which lack characteristics of an operating entity or business for which it is the primary beneficiary. The primary beneficiary is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, directly or implied. In situations where the Company has significant influence but not control of an entity that does not qualify as a variable interest entity, the Company applies the equity method of accounting. In those cases where its investment is less than 20% and significant influence does not exist, the investments are carried at fair value. Significant influence generally is deemed to exist when the Company owns 20% to 50% of the voting equity of a corporation, or when it holds at least 3% of a limited partnership interest. If the Company doesn't consolidate an entity or applies the equity method of accounting, it accounts for the investment at fair value.

(e) Cash Equivalents

Cash equivalents include highly liquid investments not held for resale with original maturities of three months or less.

(f) Property and Equipment

Property and equipment are depreciated using the straight-line method over the estimated useful lives of the related assets (generally three to ten years). Leasehold improvements are amortized using the straight-line method over the term of related leases or the estimated useful lives of the assets, whichever is shorter.

(g) Goodwill and other intangible assets

Goodwill is not amortized; instead, it is reviewed for impairment at least annually and written down when impaired. Goodwill is impaired when the carrying amount of the reporting unit exceeds the implied fair value of the reporting unit.

Intangible assets consist of customer relationships and a trade name. Customer relationships and a trade name acquired in business combinations under the purchase method of accounting are recorded at their fair values net of accumulated amortization since the acquisition date. Customer relationships acquired in the normal course of the Company's operations are recorded at cost net of accumulated amortization. Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used. Amortization is calculated using the straight line method over the estimated useful lives at the following annual rates:

	%	
Customer relationships	33	%
Trade name	10	%

The Company reviews its finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of finite-lived intangible asset may not be recoverable. Recoverability of a finite-lived intangible asset is measured by a comparison of its carrying amount to the undiscounted future cash flows expected to be generated by the asset. If the asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset, which is determined based on discounted cash flows.

(h) *Federal and State Income Taxes*

Under current federal and applicable state limited liability company laws and regulations, limited liability companies are treated as partnerships for tax reporting purposes and, accordingly, are not subject to federal or state income taxes. Therefore, no federal and state provision for income taxes has been made in Company's Consolidated Financial Statements. For tax purposes, income or losses are included in the tax returns of RRCG. The Company is however subject to the New York City Unincorporated Business Tax of 4% on its taxable income and its income tax accounts have been reflected accordingly.

As of December 31, 2009, the Company has no uncertain tax positions and accordingly, maintains no tax reserves.

(i) *Use of Estimates*

The preparation of financial statements is in conformity with GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(j) *Forgivable Loans*

During the year ended December 31, 2009, the Company issued $2.2 million of forgivable loans as a retention vehicle to certain new employees. These loans are subject to a substantive service requirement by the employees and are amortized over a three year service period on a straight-line basis. As of December 31, 2009, the balance of the loans was $2.7 million, which is included in other assets on the Consolidated Statements of Financial Condition. The Company recorded $1.9 million of compensation expense related to the amortization of these loans during the year ended December 31, 2009.

(k) *Stock Based Compensation*

The Company measures its compensation cost for all stock-based awards at fair value on the date of grant and recognizes the compensation expense over the requisite service period. Expenses associated with such grants are generally recognized on a straight-line basis over the requisite service period, net of estimated forfeitures.

Stock based compensation for performance-based stock awards is recognized on a straight-line basis over the requisite service period, net of estimated forfeitures, if it is probable that the performance condition will be achieved.

Stock based compensation is presented in the Consolidated Statement of Income and Changes in Member's Equity.

(l) *Reclassifications*

Certain reclassifications have been made to previously reported balances to conform to the current presentation.

(3) Financial Instruments, at Fair Value

The following is a summary of the fair value of financial instruments owned and financial instruments sold, not yet purchased, as of December 31, 2009 (in thousands of dollars):

	Financial Instruments Owned	Financial Instruments Sold, Not Yet Purchased
Publicly traded securities	$ 2,252	$ 304
Warrants	22,860	-
Investment in private securities	1,145	-
Notes	50	-
	$ 26,307	$ 304

The following is a summary of our financial assets and liabilities that are accounted for at fair value as of December 31, 2009 by level within the fair value hierarchy (in thousands of dollars):

	Level 1	Level 2	Level 3	Total
Assets:				
Financial instruments owned:				
Securities	$ 2,312	$ -	$ 1,085	$ 3,397
Warrants	-	-	22,860	22,860
Notes	-	-	50	50
Total financial instruments owned	$ 2,312	$ -	$ 23,995	$ 26,307
Liabilities:				
Financial instruments sold, not yet purchased:				
Securities	$ 304	$ -	$ -	$ 304
Total financial instruments sold, not yet purchased	$ 304	$ -	$ -	$ 304

The following is a summary of changes in fair value of financial assets classified as Level 3 for the year ended December 31, 2009 (in thousands of dollars):

	Warrants	Other Financial Instruments
Balance, December 31, 2008	$ 7,310	$ -
Received / purchases	25,266	1,135
Distributions / sales	(7,427)	
Realized and unrealized gain (loss) (1)	(2,289)	-
Balance, December 31, 2009	$ 22,860	$ 1,135
Change in unrealized gains/losses relating to instruments still held at December 31, 2009	$ (3,388)	$ -

(1) Reported in principal transactions in the Consolidated Statement of Operations.

There were no transfers in or out of financial assets classified as Level 3 for the year ended December 31, 2009.

(4) Clearing Agreements and Due from Clearing Broker

At December 31, 2009, due from clearing broker includes fees, commissions receivable and deposit accounts.

(5) Goodwill and Other Intangible Assets

In December 2009, the intangible assets associated with the Miller Mathis and GCM activities were "pushed down" to the Company as these activities have been merged into the Company.

Goodwill was tested for impairment during 2009, after observing a decline in the RRCG's market capitalization related to both financial services industry-wide factors and to company specific factors. The impairment tests resulted in the recognition of an impairment charge of $1.3 million related to a COSCO contingent earn-out paid in cash.

Goodwill was tested for impairment again as of September 30, 2009. The fair value of the reporting unit was determined by an allocation of the market capitalization of RRCG. Based on this analysis goodwill was not considered to be impaired.

The following table represents a summary of the changes to goodwill and other intangible assets from December 31, 2008 through December 31, 2009 (in thousands of dollars):

	Goodwill	Customer Relationship	Trademark	Total
Balance, December 31, 2008	$ -	$ 655	$ -	$ 655
Additions	1,540	1,252	200	2,992
Impairment	(1,327)	-	-	(1,327)
Amortization	-	(357)	(2)	(359)
Balance, December 31, 2009	$ 213	$ 1,550	$ 198	$ 1,961

(6) Related Party Transactions

During the year ended December 31, 2009, the Company paid and received funds from RRCG and various affiliates in the ordinary course of business. As of December 31, 2009, due from RRCG was $9.6 million.

Also, during the year ended December 31, 2009, the Company received a $1.8 million capital infusion from its Parent.

(7) Property and Equipment, Net

Property and equipment, net is comprised of the following as of December 31, 2009 (in thousands of dollars):

Computer and office equipment	$	2,086
Furniture and fixtures		1,351
Leasehold improvements		2,315
		5,752
Less: accumulated depreciation and amortization		3,184
Property and equipment, net		2,568

Depreciation and amortization expense for the year ended December 31, 2008 related to property and equipment amounted to $1.1 million.

12

(8) Commitments and Contingencies

Lease Commitments

The Company's future minimum lease payments for all operating leases are as follows as of December 31, 2009 (in thousands of dollars):

	Office Leases
2010	$ 3,198
2011	3,179
2012	3,181
2013	2,585
2014	56

Occupancy and rental expenses amounted to $3.0 million in 2009.

(9) Net Capital Requirements

The Broker-Dealer is subject to various regulatory requirements, including the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1). These regulations place limitations on certain transactions, such as repaying subordinated borrowings, paying cash dividends, and making loans to a parent, affiliates or employees. Broker-dealers are prohibited from such transactions which would result in a reduction of its total net capital to less than 120% of its required minimum net capital. Moreover, broker-dealers are required to notify the SEC before entering into any such transactions, which if executed, would result in a reduction of 30% or more of its excess net capital (net capital less the minimum requirement). The SEC has the ability to prohibit or restrict such transactions if the result is detrimental to the financial integrity of the broker-dealer.

At December 31, 2009, the Broker-Dealer had net capital of $8.6 million which was $8.0 million in excess of its required net capital of $599,000.

(10) Stock-Based Compensation

The Company recorded $5.8 million of stock-based compensation for the year ended December 31, 2009. The unamortized deferred stock-based compensation balance as of December 31, 2009 amounts to $2.5 million and will be fully amortized through 2012.

A summary of options outstanding as of December 31, 2009 is as follows (shares in thousands):

Stock Options	Number of Options	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at December 31, 2008	5,077	4.04	$ 1.09		
Canceled	(970)	3.91	1.62		
Outstanding at December 31, 2009	4,107	$ 4.07	$ 0.96	2.5 years	$ 0.7 million
Exercisable at December 31, 2009	3,980	$ 4.06	$ 0.95	2.4 years	$ 0.7 million

The fair value of all option grants are estimated on the date of grant using the Black-Scholes option-pricing model.

Total compensation cost associated with stock options was approximately $1.4 million in 2009.

The following tables detail the activity of restricted stock (shares in thousands):

Restricted Stock	Number of Shares		Weighted Average Grant Date Fair Value
Balance at December 31, 2008	432	$	2.31
Forfeited	(95)		2.28
Vested	(144)		2.31
Balance at December 31, 2009	193	$	2.33

Total compensation cost associated with restricted stock was approximately $235,000 in 2009.

The following tables detail the activity of restricted stock units (shares in thousands):

Restricted Stock Units	Shares		Weighted Average Grant Date Fair Value	
	Future Service Required	No Future Service Required	Future Service Required	No Future Service Required
Balance at December 31, 2008	7,245	-	0.79	-
Granted	2,132	-	0.81	-
Forfeited	(3,321)	-	0.70	-
Vested	(3,389)	3,389	1.93	1.93
Distribution of underlying shares	-	(883)	-	4.52
Balance at December 31, 2009	2,667	2,506	$ 1.00	$ 1.02

The RSUs have vesting provisions ranging from 20-36 months, with sale restrictions for an additional two years after vesting. The fair value of the RSUs was determined based on a protective put method model using a discount due to lack of marketability.

Total compensation cost associated with RSUs was approximately $4.2 million in 2009.

As of December 31, 2009, there was $2.4 million of total unrecognized compensation cost related to non vested restricted shares and RSUs awards, which is expected to be recognized over a remaining weighted-average vesting period of approximately 2.2 years.

(11) Income Taxes

Rodman & Renshaw LLC is a single member LLC owned by a partnership which is a non-taxable entity for federal and state income tax purposes. The company conducts most of its business in New York City and is subject to the Unincorporated Business Tax ("UBT"). Accordingly, the company records a tax provision, taxes payable and deferred taxes associated with the UBT of 4% of taxable income.

The components of the deferred tax assets and liabilities at December 31, 2009 were as follows (in thousands of dollars):

Deferred Tax Assets:

Impairment of goodwill	369
Share-based compensation	236
Accrued expenses and deferred rent	65
Foreign net operating loss carryforward	200
Other	26
Total deferred tax assets	896
Valuation allowance	(200)
Net deferred tax assets	$ 696
Deferred Tax Liability:	
Unrealized gain on investments	$ 382
Net deferred tax assets and liabilities	$ 314

Income tax (benefit) expense included in the statement of income is comprised of the following (in thousands of dollars):

Current	
UBT	$ 132
Foreign	-
Total current expense	$ 132
Deferred	
UBT	$ (314)
Foreign	-
Total deferred expense	$ (314)
Total	$ (182)

As of December 31, 2009, the Company has Canadian net operating loss carry-forwards of $677,800, with $273,000 expiring in 2028 and $404,800 expiring in 2029.

The Company has recorded a valuation allowance against the deferred tax asset related to the aforementioned Canadian net operating loss carry-forward, attributable to its wholly owned subsidiary COSCO Canada, as management has determined that it is not "more likely than not" that such deferred tax asset will be realized in the future. Aside from the valuation allowance against the Canadian net operation loss carry-forward deferred tax, asset, it is the belief of management based upon its' evaluation of all the positive and negative evidence available, that it is "more likely than not" that the remainder of its deferred tax assets will be realizable in the future.

Member's equity	$	53,669
Add: Allowable credits (discretionary bonuses)		2,024
Total capital		55,693
Non-allowable assets:		
Financial instruments, not readily marketable		23,995
Due from parent		9,595
Property and equipment, net		2,568
Prepaid expenses		624
Private placement and other fees receivable		4,798
Goodwill and intangible assets		1,961
Other assets		3,125
Total deductions and charges		46,666
Net capital before haircuts on securities positions		9,027
Haircuts on securities positions:		
Common stocks		347
Money markets		91
Undue concentration (money markets)		30
Total haircuts on securities positions		468
Net capital	$	8,559
Minimum net capital requirement – based on # of market maker stocks		599
Excess net capital	$	7,960

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There are no material differences between this computation of Net Capital and the corresponding computations prepared by the Company for inclusion in its unaudited Form X-17A-5, Part II as of December 31, 2009.

See accompanying Report of Independent Registered Public Accounting Firm

The Company claims exemption from the requirements of rule 15c3-3, under Section (k)(2)(ii) of the rule.

See accompanying Report of Independent Registered Public Accounting Firm

The Company claims exemption from the requirements of rule 15c3-3, under Section (k)(2)(ii) of the rule.

See accompanying Report of Independent Registered Public Accounting Firm



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Rodman & Renshaw, LLC and Subsidiary:

In planning and performing our audit of the consolidated financial statements of Rodman & Renshaw, LLC and Subsidiary (the Company), a wholly owned subsidiary of Rodman & Renshaw Capital Group, Inc., as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or



fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 24, 2010



RODMAN & RENSHAW, LLC AND SUBSIDIARY
(A Wholly-Owned Subsidiary of Rodman & Renshaw Capital Group, Inc.)

CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY
SCHEDULES

As of and for the year ended December 31, 2009

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33862

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2009__ AND ENDING __12/31/2009__

                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rodman & Renshaw LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 Avenue of the Americas
(No. and Street)

New York	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David J. Horin   212.356.0545

                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

                                  (Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	New York	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___David J. Horin_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Rodman & Renshaw LLC_____, as of ___December 31_____, 20__09____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

___None_____

_____

_____
Signature

___Chief Financial Officer_____
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation

SIPC-7T

(29-REV 12/09)

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

033862 FINRA DEC
RODMAN & RENSHAW LLC
1251 AVENUE OF THE AMERICAS
NEW YORK NY 10020-1104

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

David Horin   212.356.0545

2. A. General Assessment [Item 2e from page 2 (not less than $150 minimum)] $ 218,057

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest)   (37,796)

   7/30/2009
   Date Paid

C. Less prior overpayment applied   (-)

D. Assessment balance due or (overpayment)   180,261

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   -

F. Total assessment balance and interest due (or overpayment carried forward) $ 180,261

G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 180,261

H. Overpayment carried forward $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

RODMAN & RENSHAW LLC.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 22 day of FEBRUARY , 20 10 .

CHIEF FINANCIAL OFFICER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____
   Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending December 31, 20 10
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 88,717,433

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   –

(2) Net loss from principal transactions in securities in trading accounts.   –

(3) Net loss from principal transactions in commodities in trading accounts.   –

(4) Interest and dividend expense deducted in determining Item 2a.   –

(5) Net loss from management of or participation in the underwriting or distribution of securities.   –

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   –

(7) Net loss from securities in investment accounts.   –

      Total additions   –

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   –

(2) Revenues from commodity transactions.   –

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   163,732

(4) Reimbursements for postage in connection with proxy solicitation.   –

(5) Net gain from securities in investment accounts.   1,036,443

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   –

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   294,473

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):   –

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ –

    (ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ –

    Enter the greater of line (i) or (ii)   –

    Total deductions   1,494,648

2d. SIPC Net Operating Revenues $ 87,222,785

2e. General Assessment @ .0025 $ 218,057

(to page 1 but not less than $150 minimum)

2



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
Rodman & Renshaw LLC and Subsidiary:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Rodman & Renshaw LLC and Subsidiary (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (collectively the "Specified Parties" of the report), solely to assist the Specified Parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the Specified Parties. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Specified Parties and is not intended to be and should not be used by anyone other than these Specified Parties.



February 24, 2010

Rodman & Renshaw LLC
Schedule of Transitional Assessment Reconciliation (Form SIPC-7T)
Period From April 1, 2009 to December 31, 2009

Total revenue (FOCUS Line 12/Part IIA Line 9)	$	88,717,433
Additions:		
None		-
Deductions:		
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions		163,732
Net gain from securities in investment accounts		1,036,443
Direct expense of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act)		294,473
SIPC Net Operating Revenues		87,222,785
General Assessment @ .0025		218,057
Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4		(37,796)
Less prior overpayment applied		-
Assessment balance due	$	180,261